FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated October 25, 2013
2.	Financial results for the quarter and half-year ended September 30, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 25, 2013	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

S.R. BATLIBOI & CO. LLP Chartered Accountants	14th Floor, The Ruby 29 Senapati Bapat Marg Dadar (West) Mumbai-400 028, India Tel: +91 22 6192 0000 Fax: +91 22 6192 1000

Auditor’s Report on Quarterly Financial Results and Year-to-date Financial Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 September 2013 and the year-to-date financial results for the period 1 April 2013 to 30 September 2013, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for (a) the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and (b) information contained in, and referred to by, Note 4 of the results regarding the disclosures in relation to ‘Pillar 3 under Basel III Capital Regulations’ which have not been audited by us. These quarterly financial results and year-to-date financial results have been prepared from interim condensed financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim condensed financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India, as applicable to banks.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 113,909.8 crores as at 30 September 2013, the total revenue of Rs. 1,257.9 crores for the quarter ended 30 September 2013 and Rs. 2,480.6 crores for the half year ended 30 September 2013 and net cash outflows amounting to Rs. 186.1 crores for the quarter ended and net cash inflows amounting to Rs. 2,023.4 crores for the half year ended 30 September 2013. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year-to-date financial results:
(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit for the quarter ended 30 September 2013 as well as the year-to-date results for the period 1 April 2013 to 30 September 2013.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of clause 35 of the Listing Agreement and found the same to be correct.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm registration number: 301003E

/s/ per Shrawan Jalan
per Shrawan Jalan Partner Membership No.: 102102 Place: Mumbai Date: 25 October 2013

S.R. Batliboi & Co. (a partnership firm) converted into S.R. Batliboi & Co. LLP (a Limited Liability Partnership with LLP identity No. AAB-4294) effective 1st April, 2013
Regd. Office: 22, Camac street, Block C 3rd Floor, Kolkata-700 016

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	March 31, 2013
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			10,813.27	10,420.68	10,026.33	21,233.95	19,571.98	40,075.60
	a)	Interest/discount on advances/bills		7,736.87	7,195.64	6,848.79	14,932.51	13,304.62	27,341.11
	b)	Income on investments		2,839.08	2,884.63	2,744.54	5,723.71	5,446.45	11,009.27
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		47.03	57.71	148.83	104.74	272.44	542.98
	d)	Others		190.29	282.70	284.17	472.99	548.47	1,182.24
2.	Other income			2,166.48	2,484.29	2,042.97	4,650.77	3,922.89	8,345.70
3.	TOTAL INCOME (1)+(2)			12,979.75	12,904.97	12,069.30	25,884.72	23,494.87	48,421.30
4.	Interest expended			6,769.76	6,600.21	6,655.10	13,369.97	13,007.81	26,209.19
5.	Operating expenses (e)+(f)			2,322.11	2,490.60	2,220.90	4,812.71	4,344.43	9,012.88
	e)	Employee cost		871.55	1,089.43	965.88	1,960.98	1,952.91	3,893.29
	f)	Other operating expenses		1,450.56	1,401.17	1,255.02	2,851.73	2,391.52	5,119.59
6.	TOTAL EXPENDITURE (4)+(5)			9,091.87	9,090.81	8,876.00	18,182.68	17,352.24	35,222.07
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			3,887.88	3,814.16	3,193.30	7,702.04	6,142.63	13,199.23
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			624.80	593.18	507.92	1,217.98	973.79	1,802.54
9.	Exceptional items			..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,263.08	3,220.98	2,685.38	6,484.06	5,168.84	11,396.69
11.	Tax expense (g)+(h)			911.03	946.77	729.27	1,857.80	1,397.68	3,071.22
	g)	Current period tax		849.49	985.38	679.36	1,834.87	1,415.90	3,005.20
	h)	Deferred tax adjustment		61.54	(38.61)	49.91	22.93	(18.22)	66.02
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,352.05	2,274.21	1,956.11	4,626.26	3,771.16	8,325.47
13.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,352.05	2,274.21	1,956.11	4,626.26	3,771.16	8,325.47
15.	Paid-up equity share capital (face value Rs. 10/- each)			1,154.45	1,154.11	1,153.08	1,154.45	1,153.08	1,153.64
16.	Reserves excluding revaluation reserves			71,943.42	68,920.31	63,305.63	71,943.42	63,305.63	65,547.84
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.03	0.01	0.01	0.03	0.01	0.01
	ii)	Capital adequacy ratio
		a)	Basel II	17.63%	18.35%	18.28%	17.63%	18.28%	18.74%
		b)	Basel III	16.50%	17.04%	NA	16.50%	NA	NA
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months/six months) (in Rs.)	20.38	19.71	16.97	40.09	32.71	72.20
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months/six months) (in Rs.)	20.33	19.61	16.91	39.94	32.62	71.93
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		10,028.45	10,009.41	10,036.37	10,028.45	10,036.37	9,607.75
	ii)	Net non-performing advances		2,697.63	2,462.76	2,134.07	2,697.63	2,134.07	2,230.56
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.08%	3.23%	3.54%	3.08%	3.54%	3.22%
	iv)	% of net non-performing advances to net advances		0.85%	0.82%	0.78%	0.85%	0.78%	0.77%
19.	Return on assets (annualised)			1.72%	1.75%	1.59%	1.73%	1.58%	1.70%
20.	Public shareholding
	i)	No. of shares		1,154,394,745	1,154,054,737	1,153,027,642	1,154,394,745	1,153,027,642	1,153,581,715
	ii)	Percentage of shareholding		100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
1
At September 30, 2013, the percentage of gross non-performing customer assets to gross customer assets was 2.67% and net non-performing customer assets to net customer assets was 0.73%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)

Particulars	September 30, 2013	June 30, 2013	March 31, 2013	September 30, 2012
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,154.45	1,154.11	1,153.64	1,153.08
Employees stock options outstanding	5.53	5.00	4.48	3.43
Reserves and surplus	71,943.42	68,920.31	65,547.84	63,305.63
Deposits	309,046.15	291,185.04	292,613.63	281,438.20
Borrowings (includes preference shares and subordinated debt)	145,356.18	155,920.24	145,341.49	135,390.13
Other liabilities and provisions	36,002.11	31,374.26	32,133.60	29,903.98
Total Capital and Liabilities	563,507.84	548,558.96	536,794.68	511,194.45

Assets
Cash and balances with Reserve Bank of India	18,750.51	19,407.83	19,052.73	21,175.08
Balances with banks and money at call and short notice	14,829.76	13,278.51	22,364.79	21,247.03
Investments	168,828.64	174,625.12	171,393.60	157,913.96
Advances	317,786.23	301,370.30	290,249.43	275,075.63
Fixed assets	4,611.31	4,657.26	4,647.06	4,621.49
Other assets	38,701.39	35,219.94	29,087.07	31,161.26
Total Assets	563,507.84	548,558.96	536,794.68	511,194.45

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	March 31, 2013
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	19,015.58	18,351.85	18,609.43	37,367.43	35,249.14	74,204.40
2.	Net Profit	2,697.42	2,747.39	2,390.37	5,444.81	4,466.95	9,603.61
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months/six months) (in Rs.)	23.37	23.81	20.73	47.18	38.75	83.29
	b) Diluted EPS (not annualised for three months/six months) (in Rs.)	23.27	23.64	20.63	46.91	38.58	82.84

UNCONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	March 31, 2013
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	6,758.08	6,336.94	5,579.55	13,095.02	11,043.60	22,585.63
b	Wholesale Banking	8,111.21	7,701.56	7,988.92	15,812.77	15,237.49	31,368.76
c	Treasury	9,156.86	9,420.03	8,917.37	18,576.89	17,426.43	35,586.28
d	Other Banking	126.08	164.45	71.78	290.53	153.84	623.84
	Total segment revenue	24,152.23	23,622.98	22,557.62	47,775.21	43,861.36	90,164.51
	Less: Inter segment revenue	11,172.48	10,718.01	10,488.32	21,890.49	20,366.49	41,743.21
	Income from operations	12,979.75	12,904.97	12,069.30	25,884.72	23,494.87	48,421.30
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	623.22	323.12	299.53	946.34	442.37	954.55
b	Wholesale Banking	1,747.18	1,490.59	1,487.62	3,237.77	3,075.62	6,618.86
c	Treasury	842.99	1,296.58	828.16	2,139.57	1,627.33	3,653.92
d	Other Banking	49.69	110.69	70.07	160.38	23.52	169.36
	Total segment results	3,263.08	3,220.98	2,685.38	6,484.06	5,168.84	11,396.69
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	3,263.08	3,220.98	2,685.38	6,484.06	5,168.84	11,396.69
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(137,299.41)	(130,374.72)	(120,961.40)	(137,299.41)	(120,961.40)	(131,343.72)
b	Wholesale Banking	130,360.65	128,817.69	115,358.26	130,360.65	115,358.26	119,763.46
c	Treasury	71,115.31	63,289.56	63,115.73	71,115.31	63,115.73	69,818.44
d	Other Banking	2,749.47	2,429.60	1,146.39	2,749.47	1,146.39	2,378.63
e	Unallocated	6,177.38	5,917.29	5,803.16	6,177.38	5,803.16	6,089.15
	Total	73,103.40	70,079.42	64,462.14	73,103.40	64,462.14	66,705.96

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on October 25, 2013.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.
In accordance with RBI guidelines, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, corresponding details for previous periods are not applicable.

4.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at September 30, 2013 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

5.
The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM amounting to Rs. 21,619.29 crore, Rs. 16,384.26 crore and Rs. 11,323.96 crore has been included in Other assets and gross negative MTM amounting to Rs. 19,162.35 crore, Rs. 14,349.80 crore and Rs. 10,826.32 crore has been included in Other liabilities at September 30, 2013, June 30, 2013 and March 31, 2013 respectively. Consequent to the change, Other assets and Other liabilities have increased by Rs. 14,139.33 crore at September 30, 2012.

6.
Reserve Bank of India (RBI) has issued guidelines on August 23, 2013 giving the banks an option to distribute the net depreciation on the ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT) portfolios during FY2014 in equal installments. For the three months ended September 30, 2013, the net depreciation on these portfolio of the Bank amounted to Rs. 278.84 crore. The Bank has not opted to exercise this option and the entire depreciation for the three months ended September 30, 2013 has been charged to the profit and loss account.
Further, RBI has as a one time measure permitted the banks to transfer Statutory Liquidity Ratio (SLR) securities from AFS/HFT category to 'Held to Maturity' (HTM) category. Accordingly, during the three months ended September 30, 2013,  the Bank has transferred SLR securities of Rs. 2,328.54 crore from AFS/HFT category to HTM category. The Bank has booked a loss of Rs. 10.24 crore on the transfer of such securities.

7.	During the three months ended September 30, 2013, the Bank has allotted 340,008 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
8.	Status of equity investors' complaints/grievances for the three months ended September 30, 2013:

Opening balance	Additions	Disposals	Closing balance
0	37	37	0

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co. LLP, Chartered Accountants.
11.	Rs. 1 crore = Rs. 10 million.

/s/ N.S. Kannan
Place :	Mumbai	N. S. Kannan
Date :	October 25, 2013	Executive Director & CFO

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051.

News Release	October 25, 2013

Performance Review – Quarter ended September 30, 2013

•
20% year-on-year increase in standalone profit after tax to Rs. 2,352 crore (US$ 376 million) for the quarter ended September 30, 2013 (Q2-2014) after fully recognising mark-to-market provisions on investment portfolio

•	Current & savings account (CASA) deposits increased by Rs. 8,073 crore (US$ 1.29 billion) in Q2-2014; year-on-year growth of 17% in CASA deposits

•	CASA ratio maintained at 43.3% at September 30, 2013

•	Net interest margin (NIM) increased to 3.31% in Q2-2014 compared to 3.00% in Q2-2013; domestic NIM at 3.65%

•
Total capital adequacy of 16.50% and Tier-1 capital adequacy of 11.33% as per Reserve Bank of India’s guidelines on Basel III norms (17.21% and 12.04% including profits for half year ended September 30, 2013 )

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2013.

Profit & loss account

•
Standalone profit after tax increased 20% to Rs. 2,352 crore (US$ 376 million) for the quarter ended September 30, 2013 (Q2-2014) from Rs. 1,956 crore (US$ 312 million) for the quarter ended September 30, 2012 (Q2-2013).

•
The Bank has fully recognised the mark-to-market provisions of Rs. 279 crore (US$ 45 million) on its investment portfolio, and has not availed the option permitted by the Reserve Bank of India of recognising the same over three quarters.

•	Operating profit excluding treasury increased 31% year-on-year to Rs. 3,967 crore (US$ 634 million) in Q2-2014 from Rs. 3,022 crore (US$ 483 million) in Q2-2013.

•	Net interest income increased 20% to Rs. 4,044 crore (US$ 646 million) in Q2-2014 from Rs. 3,371 crore (US$ 538 million) in Q2-2013.

•	Net interest margin increased by 31 basis points from 3.00% for Q2-2013 and 3.27% in Q1-2014 to 3.31% for Q2-2014.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051.

•	Net interest margin of international branches increased from 1.60% in Q1-2014 to 1.80% in Q2-2014, while the domestic net interest margin was stable at 3.65% in Q2-2014 vis-à-vis 3.63% in Q1-2014.

•	Fee income increased by 17% to Rs. 1,994 crore (US$ 319 million) in Q2-2014 from Rs. 1,709 crore (US$ 273 million) in Q2-2013.

•	Cost-to-income ratio reduced to 37.3% in Q2-2014 from 40.9% in Q2-2013.

•	Provisions were at Rs. 625 crore (US$ 100 million) in Q2-2014 compared to Rs. 508 crore (US$ 81 million) in Q2-2013.

•	Return on average assets was 1.70% in Q2-2014 compared to 1.54% in Q2-2013.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank continued to leverage its branch network, its strong corporate franchise and its international presence. During the quarter, the Bank added 157 branches, including 105 low cost Gramin branches, and 196 ATMs to its network. At September 30, 2013, the Bank had 3,507 branches, the largest branch network among private sector banks in the country. The Bank’s ATM network increased to 11,098 ATMs at September 30, 2013 as compared to 10,006 at September 30, 2012.

Credit growth

Total advances increased by 16% year-on-year to Rs. 317,786 crore (US$ 50.8 billion) at September 30, 2013 from Rs. 275,076 crore (US$ 43.9 billion) at September 30, 2012. The year-on-year growth in domestic advances was 14%. The Bank has continued to see healthy growth in its retail disbursements. As a result, the outstanding mortgages and auto loan portfolios for the Bank have grown by 23% and 27% respectively on a year-on-year basis at September 30, 2013. Based on the above, the Bank has seen a year-on-year growth of 20% in its total retail portfolio at September 30, 2013.

Deposit growth

The Bank has seen healthy trends in current and savings account (CASA) deposits mobilisation. During Q2-2014, savings account deposits increased by Rs. 4,682 crore (US$ 748 million) and current account deposits increased by Rs. 3,391 crore (US$ 542 million). At September 30, 2013, savings account deposits were Rs. 93,535 crore (US$ 14.9 billion) and current account deposits were Rs. 40,373 crore (US$ 6.4 billion). The Bank’s CASA ratio was maintained at 43.3% at September 30, 2013. The average CASA ratio improved to 40.3% during Q2-2014 compared to 39.0% during the quarter ended June 30, 2013 (Q1-2014).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051.

Capital adequacy

 The Bank’s capital adequacy at September 30, 2013 as per Reserve Bank of India’s guidelines on Basel III norms was 16.50% and Tier-1 capital adequacy was 11.33%, well above regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for at September 30, 2013 do not include the profits for the half year ended September 30, 2013 (H1-2014). Including the profits for H1-2014, the capital adequacy ratio for the Bank as per Basel III norms would have been 17.21% and the Tier I ratio would have been 12.04%.

Asset quality

Net non-performing assets at September 30, 2013 were Rs. 2,707 crore (US$ 432 million) compared to Rs. 2,472 crore (US$ 395 million) at June 30, 2013. The net non-performing asset ratio was 0.73% at September 30, 2013 compared to 0.69% at June 30, 2013. The Bank’s provision coverage ratio, computed in accordance with the RBI guidelines was 73.1% at September 30, 2013. Net loans to companies whose facilities have been restructured were Rs. 6,826 crore (US$ 1.1 billion) at September 30, 2013 compared to Rs. 5,915 crore (US$ 945 million) at June 30, 2013.

Consolidated profits

Consolidated profit after tax increased 13% to Rs. 2,698 crore (US$ 431 million) for Q2-2014 from Rs. 2,390 crore (US$ 382 million) for Q2-2013, after including the impact of market volatility on subsidiaries with market linked businesses. The consolidated return on equity on an annualised basis was 14.6% during Q2-2014. The consolidated profit after tax increased by 22% from Rs. 4,467 crore (US$ 714 million) for the half year ended September 30, 2012 (H1-2013) to Rs. 5,445 crore (US$ 870 million) for the half year ended September 30, 2013 (H1-2014). The consolidated return on equity on an annualised basis increased from 14.1% in H1-2013 to 15.1% in H1-2014.
.
Insurance subsidiaries

ICICI Life’s profit after tax for Q2-2014 was Rs. 387 crore (US$ 62 million) compared to Rs. 396 crore (US$ 63 million) for Q2-2013. ICICI Life’s new business annualised premium equivalent (APE) was Rs. 954 crore (US$ 152 million) in Q2-2014 compared to Rs. 781 crore (US$ 125 million) in Q2-2013.

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The assets under management at September 30, 2013 were Rs. 73,976 crore (US$ 11.8 billion).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during April-August 2013. The gross premium income of ICICI General increased by 12% to Rs. 1,701 crore (US$ 272 million) in Q2-2014 from Rs. 1,517 crore (US$ 242 million) in Q2-2013. ICICI General’s profit after tax for Q2-2014 increased to Rs. 156 crore (US$ 25 million) from Rs. 101 crore (US$ 16 million) for Q2-2013.

Chief Financial Officer

Mr. Rakesh Jha, Deputy Chief Financial Officer has been designated as Chief Financial Officer of ICICI Bank. He will continue to report to Mr. N. S. Kannan, Executive Director.

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Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	FY2013	Q1-2013	Q2-2013	H1-2013	Q1-2014	Q2-2014	H1-2014
Net interest income	13,866	3,193	3,371	6,564	3,820	4,044	7,864
Non-interest income	8,346	1,880	2,043	3,923	2,484	2,166	4,651
- Fee income	6,901	1,647	1,709	3,356	1,793	1,994	3,787
- Lease and other income	950	254	162	416	288	251	540
- Treasury income	495	(21)	172	151	403	(79)1	324
Less:
Operating expense	9,013	2,124	2,221	4,344	2,490	2,322	4,813
Operating profit	13,199	2,949	3,193	6,143	3,814	3,888	7,702
Less: Provisions	1,803	466	508	974	593	625	1,218
Profit before tax	11,396	2,483	2,685	5,169	3,221	3,263	6,484
Less: Tax	3,071	668	729	1,398	947	911	1,858
Profit after tax	8,325	1,815	1,956	3,771	2,274	2,352	4,626
1.
The Bank has fully recognized the mark-to-market provisions of Rs. 279 crore (US$ 45 million) on its investment portfolio, and has not availed the option permitted by RBI of recognising the same over three quarters. During Q2-2014, the Bank transferred SLR securities with face value of Rs. 2,311 crore (US$ 369 million) from AFS and HFT category to HTM category and has recognised a loss of Rs. 10 crore (US$ 2 million) resulting from the said transfer on account of the movement of yields till July 15, 2013.

2.	Prior period figures have been regrouped/re-arranged where necessary.

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Summary Balance Sheet
Rs. crore
At
September 30, 2012	March 31, 2013	June 30, 2013	September 30, 2013
(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,153	1,154	1,154	1,154
Employee stock options outstanding	3	4	5	6
Reserves and surplus	63,306	65,548	68,920	71,943
Deposits	281,438	292,614	291,185	309,046
Borrowings (includes subordinated debt)1	135,390	145,341	155,920	145,356
Other liabilities	29,904	32,134	31,375	36,003
Total Capital and Liabilities	511,194	536,795	548,559	563,508

Assets
Cash and balances with Reserve Bank of India	21,175	19,053	19,408	18,751
Balances with banks and money at call and short notice	21,247	22,365	13,279	14,830
Investments	157,914	171,394	174,625	168,829
Advances	275,076	290,249	301,370	317,786
Fixed assets	4,621	4,647	4,657	4,611
Other assets	31,161	29,087	35,220	38,701
Total Assets	511,194	536,795	548,559	563,508
1.	Borrowings include preference share capital of Rs. 350 crore.
2.	Prior period figures have been regrouped/re-arranged where necessary.

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All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 62.61